Filer: CTS Corporation
Project: Form-10Q-Q2-06.pdml
CTS

Form Type: 10-Q   Period: 07-02-2006
Document Name: ex10_b.htm
Description:

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Saved: 7/27/2006 14:30:25

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CTS Corporation
Form 10-Q
Second Quarter 2006

EXHIBIT (10)(b)

DIRECTOR AND NAMED EXECUTIVE OFFICER COMPENSATION

Director Compensation

Employee directors receive no additional compensation for serving on the Board of Directors or Board Committees. The non-employee director fees established by the Board on June 7, 2006 are as follows: annual board retainer — $30,000; annual retainer for each Audit Committee member — $5,000; annual retainer for each Compensation Committee member — $5,000: annual retainer for each Finance and Nominating and Governance Committee member — $3,000; annual retainer for each Leadership Continuity Committee member — $4,000; additional annual retainer for Audit Committee Chairman — $5,000; additional annual retainer for Compensation Committee Chairman — $5,000; additional annual retainer for Finance and Nominating and Governance Chairman — $3,000; additional annual retainer for Leadership Continuity Committee Chairman — $4,000; meeting fee for each Board or Committee Meeting — $1,500. All committee meetings, including special meetings called by the committee chairman, are compensated at the regular meeting fee rate. Special activity by the committee chairman, as well as any special activity by another committee member that is requested or approved by the committee chairman, is also compensated at the regular meeting fee rate. Non-employee directors are reimbursed by the corporation for reasonable travel expenses related to their performance of services and for director education programs.

In 1990, CTS adopted the Stock Retirement Plan for Non-Employee Directors. Under that plan, a deferred stock unit account was established for each non-employee director. Through January 2004, 800 common stock units and additional units representing dividends on CTS common stock paid were credited annually to each non-employee director's account. When a non-employee director retires from the Board, he or she receives one share of CTS common stock for each deferred stock unit credited to his or her account. On December 1, 2004, the Board of Directors amended the plan to preclude crediting any additional units to the deferred stock unit accounts. On December 1, 2004, each non-employee director received a grant of restricted stock units under the CTS Corporation 2004 Omnibus Long-term Incentive Plan equivalent to the number of deferred stock units which would have been credited to the director for 2004 service under the Stock Retirement Plan for Non-Employee Directors. Under the terms of this award, each non-employee director will receive one share of CTS common stock for each restricted stock unit upon retirement from the Board.

In 2002, the Board established a $30,000 annual stock-based compensation target for each non-employee director. For 2006, the stock-based compensation target was achieved by awarding each non-employee director 2,500 restricted stock units under the CTS Corporation 2004 Omnibus Long-term Incentive Plan. The awards were granted on December 7, 2005 and became distributable on January 10, 2006 absent a deferral election by the non-employee director. Upon distribution, one share of CTS common stock for each restricted stock unit is transferred to the non-employee director. A prototype non-employee director restricted stock unit agreement has been previously filed with the Commission as an exhibit to CTS' Annual Report on Form 10-K.

Named Executive Officer Compensation

CTS has employment agreements with Donald K. Schwanz and Vinod M. Khilnani which have been previously filed with the Commission as exhibits to the corporation's Annual Report on Form 10-K. CTS does not have written employment agreements with the other named executive officers. Annual Salary for the Chief Executive Officer is determined by the full Board of Directors based on the recommendation of the Compensation Committee. The annual salary for Donald K. Schwanz set on June 7, 2006 is $779,300. Annual salary for each other named executive officer is determined by the Compensation Committee. The annual salaries for each other named executive officers set June 7, 2006 were as follows: Vinod M. Khilnani — $364,000; Donald R. Schroeder — $322,200; H. Tyler Buchanan — $256,400; James L. Cummins — $247,900.

Each named executive officer participates in the CTS Corporation Management Incentive Plan which has been previously filed with the Commission as an exhibit to CTS' Annual Report on Form 10-K. The plan provides cash bonuses determined by the Compensation Committee, based on achievement of annual performance goals established by the Committee.

The Compensation Committee has historically awarded stock-based compensation to named executive officers on an annual basis. On June 7, 2006, the Compensation Committee awarded each of the named executive officers incentive stock options under the CTS Corporation 2004 Omnibus Long-term Incentive Plan. Prototype incentive stock option agreements have been previously filed with the Commission as an exhibit to the corporation's Annual Report on Form 10-K. In addition, each of the executive officers, other than Mr. Schwanz, was awarded Restricted Stock Units under the CTS Corporation 2004 Omnibus Long-Term Incentive Plan. A prototype Restricted Stock Unit Agreement is filed herewith.

Mr. Schwanz receives a quarterly perquisite allowance of $4,300. Each other named executive officer receives a quarterly perquisite allowance of $4,000. Mr. Schroeder receives an additional $6,700 per month cost-of-living allowance related to his relocation to Southern California as a result of his appointment as President of CTS Electronics Manufacturing Solutions, a strategic business unit of the corporation, during his first thirty-six months in this position.

Each named executive officer has executed a change-in-control severance agreement which provides severance benefits only upon a change-in-control of CTS. Prototype change-in-control severance agreements have been previously filed with the Commission as an exhibit to the corporation's Annual Report on Form 10-K. On September 30, 2005, CTS issued a notice of non-renewal of these agreements. As a result, these agreements will expire on December 31, 2007.